UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of November, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date November 13, 2003

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

13 November 2003

COLES MYER first quarter sales up 11.9%

  Sales up 11.9% to $7,051m

  Food, Liquor & Fuel up 14.5%

    Food & Liquor sales up 6.7%

    Fuel contributing 1.5 - 2.0% in Victoria

    Closing competitive gap

  Continued sales growth for Kmart and Target

  Consistent quality sales growth at MGB

  Group EBIT margins up

Coles Myer Ltd (CML) today announced first quarter sales of $7.1 billion, an increase of 11.9% for the 13 weeks ended 26 October, 2003 (Q4 2003: 7.4%).

CML CEO John Fletcher said the business continued to make good progress against strategy in a very competitive environment.

"During the quarter we introduced the three key planks of our loyalty program - our Coles Express fuel offer, our Source MasterCard and our revamped Fly Buys.

"We are closing the comparative sales gap in Food & Liquor. The turnaround of our non-food brands is gaining further traction, lifting the quality of earnings in these businesses. Group EBIT margins continue to improve," he said.

  Food, Liquor & Fuel sales increased by 14.5%. Excluding fuel, sales were up 6.7%, despite a moderating and intensely competitive market in both Food & Liquor.

  Target sales were up by 6.8%, while Kmart and Officeworks combined sales rose by 9.6% - solid results given high prior year growth rates in these brands.

  Sales for Myer Grace Bros and Megamart increased by 2.7%, with the focus remaining on improving the quality of sales.

Food, Liquor & Fuel - sales up 14.5%

Excluding fuel, sales grew by 6.7%, an improvement over the past three quarterly performances. Sales growth was ahead of industry growth, and this was reflected in market share gains. Sales were assisted by the opening of eight new supermarkets and eight liquor outlets and the first full quarter contribution from Theo's Liquor.

The launch of our discount fuel offer has contributed sales in the order of 1.5 - 2.0% in Victoria, as anticipated. The comparative store growth gap between CML's food and liquor business and its major competitor has narrowed by almost 2% over the quarter, from 3% to 1.1% . The positive impact of fuel partially offset the impact of moderating growth in the overall market and a low inflationary environment as comparative sales grew by 1.7%.

Looking ahead:

  The Coles Express fuel offer will be rolled out to NSW, ACT and Tasmania on 1 December and nationally by the middle of next year.

  Coles' new fresh produce concept is on track for roll out to the majority of eastern seaboard stores by the end of FY2004.

  30-35 supermarkets and 20-25 liquor stores will be opened during FY2004.

Kmart & Officeworks' combined sales increased by 9.6% in the first quarter (Q1 2003 9.4%), against a high prior year result achieved during Kmart's early turnaround.

Sales growth for Kmart was strong in entertainment, consumables and apparel.

Competition was particularly intense early in the quarter. However, Kmart is well placed to continue to achieve sales growth in line with expectations, with increasing customer acceptance of its lowest price guarantee. Marketing and merchandise plans for the second quarter are in place and designed to leverage increased customer traffic for the Christmas period.

Kmart opened one store in Salamander Bay, NSW and has plans for a further five during 2004.

Officeworks delivered another strong performance for the quarter, with underlying sales driven by consistent growth across all categories.

Officeworks also launched its new marketing campaign "THE WORKS", reinforcing its range, convenience, customer service and low prices. One new store was opened.

Myer Grace Bros and Megamart reported a sales increase of 2.7% as it continued to focus on improving the quality of sales.

MGB is progressing well to plan, with encouraging improvements in the key areas of womenswear, cosmetics, manchester and tabletop.

MGB continues to make its stores more exciting places to shop, with the roll-out of new visual merchandising, including brand signage and images, new mannequins in apparel and home and new fixtures. Major renovations were completed in Erina, with Perth and Highpoint to be completed in readiness for the Christmas trading period.

Planning for the Christmas season is progressing well, with a strong focus on gifts.

This month, Megamart launched a targeted marketing campaign designed to strengthen its position in the electronic and furniture markets based on the large assortment on offer.

Target's sales increased by 6.8%, again off a high prior year base of 12.1% as the Target turnaround gained momentum last year.

Target's strategy as a destination for family and home was strengthened with the introduction of key merchandise initiatives during the quarter, including new private label ranges in homewares and manchester, combined with a very successful homewares sales event.

Building on its core apparel business, Target launched a high profile 'Hot Options' billboard and advertising campaign aimed at the youth apparel market.

Target won the Australian Marketing Institute 2003 National Award for Marketing Excellence - Branding during the quarter. Additionally, Launa Inman, General Manager Apparel and Accessories, won Telstra Business Woman of the Year.

Stores opened during the quarter include Target North Lakes (Qld) and Target Country Berri (SA). In Tamworth (NSW), a Target Country was closed and a full line Target opened. An additional two stores were closed - Baby Target Glendale (NSW) and Target Country Prospect Vale (Tas).

Outlook

We anticipate Food & Liquor sales growth to improve progressively over the year as the Coles Express fuel offer is rolled out in NSW, ACT and Tasmania in December. Our non-food brands are on track to continue their progress against strategy and are improving the quality of sales. All our brands are well prepared for the all-important Christmas season.

Group EBIT margins continue to improve.

Full year earnings guidance will be given at the Annual General Meeting on 26 November 2003.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial Analysis

Business Group Sales	First Quarter (13 weeks)
	2003	2004	Chg
	$m	$m	%
Food & Liquor	4,020	4,291	6.7
Fuel & Convenience	-	314	NA
Food, Liquor & Fuel	4,020	4,605	14.5
Kmart & Officeworks	947	1,038	9.6
Myer Grace Bros & Megamart	693	712	2.7
Target	595	635	6.8
Emerging Businesses	56	66	17.1
Intra-group sales	-8	-5
Total Sales	6,304	7,051	11.9
Comparable store sales
Food & Liquor			1.7
Fuel & Convenience			NA
Food, Liquor & Fuel			1.7
Kmart & Officeworks			3.3
Myer Grace Bros & Megamart			1.7
Target			5.0
Emerging Businesses			9.9
Total Group			2.3

Movement in Stores	FY 2003	Openings	Closings	Q1 FY04
Supermarkets	686	8	4	690
Liquor	619	8	0	627
Fuel & Convenience	0	160	0	160
Food, Liquor & Fuel	1,305	176	4	1,477
Kmart	172	1	0	173
Kmart Tyre & Auto	50	0	0	50
Officeworks	76	1	7*	70
Target	140	2	1	141
Target Country	114	1	2	113
Myer Grace Bros	64	0	0	64
Megamart	8	0	0	8
Emerging Businesses	9	0	2	7
Total	1,938	181	16	2,103

* Includes 7 Sand & McDougall stores that were divested Q1 F2004.